FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2003

NORSAT INTERNATIONAL INC.
(Registrant’s Name)

300-4401 Still Creek Drive
Burnaby, BC V5C 6G9
Canada
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If ‘Yes’ is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

     Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc. (Registrant)

Date: November 17, 2003	By:
Troy Bullock CFO

NEWS RELEASE

For Immediate Release

Third Quarter financial results reflect a significant improvement over the first half

Burnaby, British Columbia, Canada (November 17, 2003, 10:00am PST) — Norsat International Inc. (TSX-NII, OTC BB-NSATF) today announced its financial results for the third quarter ended September 30, 2003, which reflects a significant improvement over the previous two quarters.

Financial Results

Revenues in the third quarter of 2003 were $3,700,956, a 47% increase from the $2,512,099 in the previous quarter. Revenues for the quarter reflect $1.3 million relating to the delivery of key Norsat OmniLink™ components to a foreign military customer for use on shipboard satellite terminals, the delivery of a Norsat NewsLink™ to Alaska’s largest TV station and a 4% improvement in the Microwave revenue over the previous quarter. The comparative revenues for 2002 were $5,110,841 and included non-repeating sales of $650,000 from open networks, and $2,050,000 related to the delivery of the original pico-Terminal sale, the predecessor to the Norsat OmniLink™. On a year-to-date basis revenues were $9,580,165 compared to $11,242,612 for the same period last year, a decrease of 15%.

Gross margins in the third quarter increased to 34% compared to 20% in the previous quarter. In our second quarter report, we discussed the negative impact on margins resulting from a focused effort to reduce microwave product inventory, as well as, our efforts to significantly reduce the manufacturing costs. These efforts have started to pay off with Microwave Product margins increasing from 22% in Q2 to 28% in Q3. The significant improvement over the previous quarter also reflects a 42% margin contribution from Norsat OmniLink™ sales. The 2002 figures included a significant contribution margin from the one-time sale in the Open Networks business. On a year-to-date basis, the contribution margin was $2,501,182 (26% of revenue) versus $4,939,639 (44% of revenue) for the first nine months of 2002.

Recently appointed President and CEO Cameron Hunter stated, “The Company is pleased with the immediate improvements in sales, but we must continue to focus significant efforts on developing our sales channel partners to achieve the desired improvement in the Company sales in the quarters to come.”

Despite an aggressive product development and marketing program to introduce the new Norsat OmniLink™ family of products this year, operating expenses (before TPC funding) declined by 31% on a quarterly basis over the first half of the year.

Selling, general and administrative (SG&A) expenses in the third quarter were $1,286,011, 23% lower than the previous quarter and 22% lower than the $1,646,040 in the same period last year, primarily due to a continued reduction in administrative costs. Selling and marketing efforts are focused on developing strong partnerships with resellers in key markets around the world to help leverage further sales. On a year-to-date basis, the SG&A expenses increased 6% to $4,681,440 from $4,418,572 in the first nine months of 2002.

Product development activities were $650,558, a 38% decrease over the previous quarter and a 31% decrease from $939,182 in the same period last year. The reduction was a result of the Company completing the commercial release of the Norsat NewsLink™ Model 3200 and the Norsat SecureLink™ Model 3210, and the subsequent reduction of 13 people. On-going development activities are focused on projects generating near-term revenue from our line of portable terminals. On a year-to-date basis, product development expenses decreased 15% to

$2,947,021 from $3,467,884 in the first nine months of 2002. The funding segment of the Technology Partnerships Canada (TPC) agreement has been completed and as a result nothing was recognized in the quarter compared to contributions of $352,766 in the same period last year. Year-to-date contributions totaled $667,465, compared to $1,550,983 in the first nine months of 2002.

The net effect of the above factors was a loss before amortization, restructuring and other expenses of $690,885, substantially improved compared to $2,086,444 in the previous quarter. The comparative figure for 2002 was a profit of $20,616. On a year-to-date basis, the loss increased to $4,459,814 from $1,395,834 in the first nine months of 2002.

“We have taken immediate action to reduce our operating costs as well as investing a significant amount of effort in developing strong sales partners. I am pleased with the progress we have made in the short period of time since I have assumed my new role, and I am confident that in the coming months the new sales channels will begin to have a noticeable impact on the Company’s top line,” stated Cameron Hunter.

During the quarter the Company incurred a restructuring charge of $720,000 representing severance costs relating to a staff reduction totaling 25 people. In the third quarter of 2003, amortization and restructuring costs declined 20% and totaled $1,033,155 compared to $1,293,991 in the same period in 2002. On a year-to-date basis, the costs decreased 24% to $2,162,332 from $2,846,510 in the first nine months of 2002.

The net loss for the quarter was $2,129,987 or $0.06 per share compared to $1,268,297 or $0.04 per share in 2002. The year-to-date loss was $7,520,442 or $0.21 per share compared to $4,688,499 or $0.14 per share in the first nine months of 2002.

Third quarter highlights

•	Board of Directors appointed Mr. Cameron Hunter to the position of President, CEO.

•	Board member Ken Crump is appointed Chairman of the Board.

•	A major U.S. defense contractor purchased the Norsat SecureLink™ portable satellite terminal to provide secure communications for military applications.

•	KTUU, Alaska’s largest TV station and Anchorage’s NBC affiliate, purchased a Norsat NewsLink™ portable satellite terminal. With this purchase, KTUU effectively ends a three-year search to find satellite technology that could be used to gather news in Alaska’s most rugged and remote locations.

•	Successfully delivered $1.3 million contract for use in military shipboard satellite terminals.

•	Subsequent to the quarter end, the Company completed a private placement raising an additional $1.5 million.

Liquidity and Capital Resources

The Company’s cash and short-term investments balance at September 30, 2003 was $977,214, compared to $2,979,776 at December 31, 2002.

The Company had total working capital of $3,564,492 at September 30, 2003, compared to $6,903,355 at December 31, 2002.

This change in the Company’s working capital position was a result of $2,912,170 received from the April 8th, 2003 private placement, which was offset by a cash loss from operations of $4,907,885. Cash from working capital of $1,298,737 was generated primarily through a reduction in inventory. The Company has been able to decrease its inventory from $5,488,813 at the beginning of the year to $3,472,982 at September 30, 2003 a reduction of $2,015,831. Furthermore, included in the September 30, 2003 balance is an investment of more than $1,200,000 in the new Norsat OmniLink™ inventory. The reduction in inventory was partially offset by an increase in receivables relating to the large shipment to the foreign military customer that is expected to be collected in the fourth quarter and cash used to reduce accounts payable and accrued restructuring costs.

Subsequent to the quarter end, the Company completed a private placement raising an additional $1.5 million. “We are pleased with the continued confidence and support of the investment community” stated Cameron Hunter.

Significant Accounting Policies and Estimates

Significant accounting policies are described in note 2 to the Consolidated Financial Statements included in Norsat’s 2002 Annual Report. A discussion of the critical accounting policies and the related estimates, are included in Management’s Discussion and Analysis in the 2002 Annual Report. There were no significant changes in accounting policies or estimates since the fiscal year ended December 31, 2002, other than those discussed in note 2 of the following unaudited financial statements for the period ended September 30, 2003.

Quantitative and Qualitative Disclosures About Market Risk

The Company has operations in Canada and a number of countries outside of North America and therefore is subject to risks typical of an international business including, but not limited to differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions and foreign exchange rate volatility. Accordingly, the future results could be materially adversely affected by changes in these or other factors.

The Company’s sales and corresponding receivables are substantially in U.S. dollars. However, the Company incurs the majority of its research and development, customer support costs and administrative expenses in Canadian and other local currencies. Norsat is exposed, in the normal course of business, to foreign currency risks on these expenditures. The Company has evaluated its exposure to these risks and has determined that its only significant foreign currency exposure at this time is to the U.S. dollar. At this time, the Company does not believe its exposure to other currencies is material.

The Company does not engage in hedging transactions as historically its gains and losses on foreign currency transactions have not been significant.

Forward Looking Statements

Statements in this report relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

Norsat International Inc.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	September 30,	December 31,
	2003	2002
	(Unaudited)	(Audited)

Assets
Current assets:
Cash and cash equivalents (note 7)	$727,214	$2,907,811
Short-term investments	250,000	71,965
Accounts receivable	2,734,974	4,314,419
Inventories	3,472,982	5,488,813
Prepaid expenses and other	489,375	419,927
Current assets from discontinued operations	167,384	504,364

	7,841,929	13,707,299

Property and equipment	1,543,655	2,696,490
Goodwill	440,095	440,095
Other assets	66,932	182,017

	$9,892,611	$17,025,901

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$2,036,022	$1,989,818
Accrued liabilities	1,245,574	3,211,479
Current liabilities from discontinued operations	981,966	1,268,805
Deferred revenue	13,875	333,842

	4,277,437	6,803,944

Long-term debt	1,252,930	1,251,442

Shareholders’ equity:
Share capital (note 3)	37,627,538	34,715,367
Contributed surplus	1,188,742	1,188,742
Equity component of long-term debt	1,909,127	1,909,127
Deficit	(36,363,163)	(28,842,721)

	4,362,244	8,970,515

	$9,892,611	$17,025,901

Subsequent event (note 7)
See accompanying notes to consolidated financial statements.

Norsat International Inc.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,

	2003	2002	2003	2002

Sales	$3,700,956	$5,110,841	$9,580,165	$11,242,612
Cost of sales	2,455,272	2,857,769	7,078,983	6,302,973

	1,245,684	2,253,072	2,501,182	4,939,639

Expenses
Selling, general and administrative	1,286,011	1,646,040	4,681,440	4,418,572
Product development	650,558	939,182	2,947,021	3,467,884
Technology Partnerships Canada funding	—	(352,766)	(667,465)	(1,550,983)

	1,936,569	2,232,456	6,960,996	6,335,473

Loss before amortization, restructuring and other expenses	(690,885)	20,616	(4,459,814)	(1,395,834)
Amortization	313,155	443,991	1,022,332	1,466,971
Restructuring charge	720,000	850,000	1,140,000	1,379,539

	1,033,155	1,293,991	2,162,332	2,846,510

Loss before other expenses	(1,724,040)	(1,273,375)	(6,622,146)	(4,242,344)

Other expenses (note 4)	405,947	(5,078)	898,296	446,155

Net loss	(2,129,987)	(1,268,297)	(7,520,442)	(4,688,499)

Deficit, beginning of period	(34,233,176)	(25,992,662)	(28,842,721)	(22,572,460)

Deficit, end of period	$(36,363,163)	$(27,260,959)	$(36,363,163)	$(27,260,959)

Basic and fully diluted net loss per common share	$(0.06)	$(0.04)	$(0.21)	$(0.14)

See accompanying notes to consolidated financial statements.

Norsat International Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,

	2003	2002	2003	2002

Cash provided by (used in):
Operations:
Net loss	$(2,129,987)	$(1,268,297)	$(7,520,442)	$(4,688,499)
Items not involving cash:
Amortization	313,155	443,991	1,022,332	1,466,971
Issuance of common shares for services	—	—	—	259,845
Loss on disposal of property and equipment	290,000	—	290,000	—
Foreign exchange loss (gain) on long-term debt	617	—	(199,385)	—
Interest expense	68,348	131,788	200,873	305,945
Changes in non-cash working capital (note 6)	(213,999)	(1,119,283)	1,298,737	(1,710,872)

Cash used in continuing operations	(1,671,866)	(1,811,801)	(4,907,885)	(4,366,610)
Changes in non-cash working capital from discontinued operations	18,999	(71,375)	81,445	292,097

Cash used in operations	(1,652,867)	(1,883,176)	(4,826,440)	(4,074,513)

Investments:
Net purchase of property and equipment	(26,849)	(141,570)	(88,292)	(161,961)
Sale (purchase) of short-term investment	—	—	(178,035)	—

	(26,849)	(141,570)	(266,327)	(161,961)

Financing:
Issue of common shares (note 3)	—	978,673	2,912,170	951,873
Issue of long-term debt	—	—	—	3,036,349
Issue of promissory note	—	—	—	478,462

	—	978,673	2,912,170	4,466,684

Increase (decrease) in cash and cash equivalents	(1,679,716)	(1,046,073)	(2,180,597)	230,210
Cash and cash equivalents, beginning of period	2,406,930	3,436,961	2,907,811	2,160,678

Cash and cash equivalents, end of period	$727,214	$2,390,888	$727,214	$2,390,888

Supplemental cash flow disclosure (note 6).

See accompanying notes to consolidated financial statements.

Norsat International Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

1   Continuing operations:

These interim consolidated financial statements (the “financial statements”) have been prepared on the going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continued operations, or, in the absence of adequate cash flows from operations, obtaining additional financing. The Company has reported losses and negative cash flows from operations for the three months ended September 30, 2003 and in prior periods.

Management has undertaken to significantly reduce costs through a series of actions including, but not limited to, reducing the number of employees and reducing operating costs. Management is also pursuing additional revenue sources from its portable terminals and is considering other financing alternatives for its operations. There can be no assurances that such financing, if required, will be available on a timely or cost effective basis. The Company will continue to evaluate its projected expenditures relative to its available cash and to evaluate additional means of financing and cost reduction strategies in order to satisfy its working capital and other cash requirements.

2   Significant accounting policies:

(a)   Basis of presentation:

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial reporting, and the accounting polices used, except as noted, are consistent with the most recent annual financial statements. These financial statements do not contain all disclosures required by Canadian GAAP for annual financial statements, and accordingly, should be read together with the audited annual consolidated financial statements, accompanying notes and management discussion and analysis included in the Company’s 2002 Annual Report.

(b)   Stock-based compensation:

The Company accounts for stock option grants to employees and directors using the intrinsic value method. Accordingly, no compensation cost has been recognized for such grants beginning on or after January 1, 2002 as the exercise price is equal to the market price of the stock on the date of grant.

During the three months ended September 30, 2003, no options were granted. For the nine months ended September 30, 2003 there were 175,900 options granted to purchase the same number of common shares with an average exercise price of $1.44 per common share.

If compensation cost for the Company’s employee stock options issued on or after January 1, 2002 had been determined based on the fair value method at the applicable grant dates, the Company’s pro forma net loss would have increased by $158,000 to $2,287,987 and by $546,000 to $8,066,442 for the three and nine months ended September 30, 2003 respectively. The Company’s net loss per common share of $0.06 would remain at $0.06 and $0.21 would increase to $0.23 for the three months and nine months ended September 30, 2003 respectively. The fair value of options was determined using the Black-Scholes valuation model assuming an average option life of two years, no dividends, average expected volatility of 90%, and risk-free interest rates of 3%.

Norsat International Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

3   Share capital:

On April 8, 2003, the Company entered into private placement agreements totaling 2,000,000 units at US$1.00 per unit, for cash proceeds of US$1,976,510 (CDN$2,912,170), net of share issue costs of US$23,490 (CDN$35,000), of which US$710,000 (CDN$1,050,870), was received during the first quarter. Each unit consists of one common share of the Company and one share purchase warrant. The warrants expire after three years, and entitle the holder to purchase one additional common share of the Company for US$1.00.

4   Other expenses:

	Three months ended September 30,		Nine months ended September 30,

	2003	2002	2003	2002

Net interest — cash	$76,399	$53,259	$205,990	$191,035
Interest — non-cash	68,348	131,788	200,873	305,945
Loss on disposal of property and equipment	290,000	—	290,000	—
Foreign currency (gain) loss	(28,800)	(190,125)	201,433	(50,825)

	$405,947	$(5,078)	$898,296	$446,155

Norsat International Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

5   Segmented information:

The following tables set forth information by operating segments from continuing operations for the three and nine months ended September 30, 2003 and 2002 respectively. The comparative balance sheet amounts are as at December 31, 2002.

		Norsat
Three months ended September 30, 2003	Microwave	OmniLinkTM	Consolidated

Sales	$2,238,192	$1,462,764	$3,700,956
Gross profit	633,836	611,848	1,245,684

		Norsat
Three months ended September 30, 2002	Microwave	OmniLinkTM	Consolidated

Sales	$2,418,779	$2,692,062	$5,110,841
Gross profit	1,078,892	1,174,180	2,253,072

		Norsat
Nine months ended September 30, 2003	Microwave	OmniLinkTM	Consolidated

Sales	$7,185,376	$2,394,789	$9,580,165
Gross profit	1,592,129	909,053	2,501,182
Total assets related to continuing operations	4,810,381	4,914,846	9,725,227
Property and equipment	325,801	1,217,854	1,543,655

		Norsat
Nine months ended September 30, 2002	Microwave	OmniLinkTM	Consolidated

Sales	$7,716,647	$3,525,965	$11,242,612
Gross profit	3,231,042	1,708,597	4,939,639
Total assets related to continuing operations	9,531,006	6,959,227	16,490,233
Property and equipment	298,274	2,398,216	2,696,490

Norsat International Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

6   Supplemental cash flow disclosures:

	Three months ended September 30,		Nine months ended September 30,

	2003	2002	2003	2002

Changes in non-cash operating working capital:
Accounts receivable	$(594,570)	$(1,198,806)	$1,579,445	$343,219
Inventories	586,601	1,083,096	2,015,831	(137,084)
Prepaid expenses and other	(55,320)	(258,706)	(69,448)	(152,101)
Accounts payable and accrued liabilities	(145,558)	(309,930)	(1,919,700)	(1,324,916)
Deferred revenue	(9,200)	(434,937)	(319,967)	(439,990)
Deferred financing costs	4,048	—	12,576	—

	$(213,999)	$(1,119,283)	$1,298,737	$(1,710,872)

Supplementary information:
Interest paid	$108,000	$$126,400	$$227,200	$$126,400

7   Subsequent event:

On November 3, 2003, the Company entered into private placement agreements totaling 2,792,000 units at $0.55 per unit, for proceeds of $1,535,600. The financing included participation by certain senior management of the Company of 332,000 units. Each unit consists of one common share of the Company and one share purchase warrant. The warrants expire after one year and entitle the holder to purchase one additional common share of the Company for $0.55.

In addition, the Company came to an agreement with 820,668 existing common share purchase warrant holders to amend their existing warrant agreements to reduce the exercise price to $0.55 and shorten the expiry date to January 15, 2004.

8   Comparative figures:

Certain comparative figures have also been reclassified to conform with the financial statement presentation adopted in 2003.

About Norsat International Inc.

Norsat International Inc. designs and markets satellite products for high-speed data transmission, including the Norsat OmniLink™ group of portable satellite terminals for application in remote or hostile environments.

For more information contact:

Troy Bullock, Chief Financial Officer Phone: 604 292-9032 Fax: 604 292-9011 tbullock@norsat.com	Norsat International Inc. 300-4401 Still Creek Drive Burnaby, BC Canada V5C 6G9 www.norsat.com